HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Investment banking	$ 3,229,093
Other revenue	42,718
TOTAL REVENUES	3,271,811
OPERATING EXPENSES:	
Officer compensation	2,402,520
Registered representative compensation and benefits	393,327
Employee compensation and benefits	139,918
IT, Data, and communication	76,758
Occupancy and equipment	61,506
Professional services	40,779
Travel, meals, and entertainment	32,469
Advertising and marketing	25,816
Insurance	17,892
Licenses and registration	17,240
Other	98,435
TOTAL OPERATING EXPENSES	3,306,660
NET INCOME (LOSS)	$ (34,849)

See accompanying notes.